Exhibit 5
[CITIZENS BANK LOGO]

CONFIDENTIAL

November 19, 2004

Black Box Corporation of Pennsylvania

1000 Park Drive
Lawrence, PA 15055

Commitment Letter

Gentlemen:

      You have advised Citizens Bank of Pennsylvania (“Citizens”) that Black Box Corporation of Pennsylvania (“Black Box”) wishes to acquire Norstan, Inc. through either a stock or asset acquisition or a business combination (“Norstan”) (the “Acquisition”). You have requested that Citizens extend or arrange for the extension of credit facilities in an aggregate amount of $240,000,000 (the “Facilities”), a portion of which would be used by Black Box for the Acquisition, the refinancing of certain outstanding debt obligations of Black Box, and the balance of which would be used by Black Box for general corporate purposes, including future acquisitions.

      Citizens is pleased to advise you that, on the terms and subject to the conditions set forth or referred to herein and in the attached Summary of Terms and Conditions (which forms a part of this letter and is incorporated herein by reference), Citizens is willing to provide the full amount of the Facilities. Citizens is providing this letter with a view to syndicating participation in the Facilities to other financial institutions satisfactory to Citizens. Citizens will act as the Sole Lead Arranger, Sole Book Manager and Administrative Agent.

      Citizens will not be obligated to enter into or make any loans or extend any credit under the Facilities unless and until all the conditions set forth, referred to, or incorporated herein, have been satisfied. The Facilities will be made available pursuant to loan agreements and related agreements and documents (collectively, the “Documentation”) in form and substance satisfactory to Citizens, which Documentation will reflect the terms and conditions set forth, referred to or incorporated herein and such additional representations, warranties, conditions, covenants and other terms and provisions as, in the opinion of Citizens and its counsel, is appropriate in this transaction.

      Citizens intends, prior to and, if Citizens deems it necessary, after the execution and delivery of the Documentation, to syndicate part of its commitments to one or more lending institutions satisfactory to Citizens. Citizens desires to reduce its aggregate commitment to not greater than $50,000,000 through the syndication process. The commitment described in this letter is conditioned upon (a) absence of any disruption or adverse change in the financial or capital markets generally which Citizens, in its reasonable discretion, deems material in connection with the syndication of the Facilities, and (b) our satisfaction that prior to and during the syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate, the determination of which shall be made by Citizens in its sole discretion. The commitment described in this letter is further conditioned upon the agreement of Black Box that, in the event that syndication of the Facilities cannot be achieved in a manner satisfactory to Citizens,

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including without limitation the reduction of Citizens’ aggregate commitment to not greater than $50,000,000, Citizens, in consultation with Black Box, will develop an alternative structure that will permit satisfactory syndication of the Facilities including, but not limited to, changing the structure, pricing, financial covenants and maturity; provided, that the amount of the Facilities shall be sufficient to provide the necessary funds to consummate the Acquisition, refinance existing debt of Black Box and provide for a sufficient level of working capital for Black Box, and, if the closing of the Facilities has occurred prior to the completion of such satisfactory syndication, Black Box will execute and deliver appropriate amendments to the Documentation to reflect such alternative structure.

      Citizens shall be entitled to compensation as provided in the Term Sheet, and shall also be entitled to compensation as provided in the Origination Fee Letter and the Agent’s Fee Letter of even date herewith (the “Origination Fee Letter” and the “Agent’s Fee Letter”, respectively).

      Whether or not the transactions contemplated hereby are closed, Black Box agrees to pay the reasonable out-of-pocket expenses of Citizens, including the reasonable fees and expenses of Klett Rooney Lieber & Schorling, as counsel for Citizens, as the Administrative Agent, and any local counsel and other experts engaged by Citizens, as Administrative Agent, in connection with the development of this letter, and the Agent’s Fee Letter, the Origination Fee Letter, the Documentation, and the Facilities contemplated hereby. Black Box further agrees to indemnify and hold harmless Citizens and its affiliates and each director, officer, employee and agent thereof (the “Indemnified Parties”), and each of them, from and against any and all losses, claims, damages, expenses or liabilities to which any thereof may become subject, insofar as such losses, claims, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigation or claims in respect thereof) arise out of, in any way relate to, or result from a claim in respect of this letter, the Origination Fee Letter, the Agent’s Fee Letter, the transactions described herein or the financing contemplated hereby (whether or not any Indemnified Party is a party to any action or proceeding out of which any such losses, claims, damages, expenses or liabilities arise), and to reimburse the Indemnified Parties, upon demand, for any reasonable legal or other expenses incurred by any Indemnified Party in or in connection with investigating, preparing to defend, defending or otherwise participating in any such claim, action or proceeding related to any such loss, claim, damage or liability, except that Black Box shall not be obligated to indemnify, hold harmless or reimburse an Indemnified Party for any such losses, claims, damages, expenses or liabilities to the extent that the same resulted from the gross negligence or willful misconduct of the Indemnified Party seeking such indemnity.

      Neither the contents nor the existence of this letter (including the Origination Fee Letter and the Agent’s Fee Letter) may be disclosed by Black Box to any third party, other than its legal counsel, orally or in writing until it has been accepted. Without limitation of other rights and remedies Citizens may have in the event of such disclosure, Black Box shall be deemed to have accepted and agreed to the provisions hereof, and the fees described in the Origination Fee Letter and the Agent’s Fee Letter shall be earned and payable in accordance with the Origination Fee Letter and the Agent’s Fee Letter. Citizens will not be responsible or liable to any person for any damages which may be alleged as a result of the existence or contents hereof.

      In accordance with normal practice relating to syndication of facilities such as the Facilities, an information package containing relevant information about Black Box, the Acquisition and the proposed transaction will be provided to Citizens by or on behalf of Black Box at Black Box’s expense. Citizens acknowledges that such information is confidential and

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may not be publicly disclosed. Citizens is hereby authorized to distribute such package and any and all other such information respecting Black Box, the Acquisition and the proposed Facilities as from time to time delivered to, or otherwise in the possession of, Citizens, to any such prospective syndicate members or participants, and is hereby also authorized to make further distribution of such information and materials following syndication, in each case provided that the recipient of such information is bound by a confidentiality agreement acceptable to Black Box. Black Box agrees that it will, at its expense, use all reasonable efforts to cooperate with such syndication effort; without limitation, Black Box shall cause appropriate officers, representatives and experts of Black Box and Norstan to meet with prospective syndicate members or participants from time to time as reasonably requested by Citizens.

      You acknowledge and agree that Citizens may share with its affiliates and its counsel any information relating to the Facilities, Black Box, the Acquisition and its subsidiaries. You further acknowledge and agree to the disclosure by Citizens of information relating to the Facilities to Gold Sheets, and other similar bank trade publications, with such information to consist of deal terms and other information customarily found in such publications, provided, however, that Citizens shall not make any such disclosure without obtaining your prior consent with respect to the information to be disclosed.

      The commitment represented by this letter will terminate at 5:00 p.m. (local time in Pittsburgh, Pennsylvania) on November 22, 2004, unless Citizens, as Administrative Agent, has received prior to that time Black Box’s written acceptance or unless this letter has been deemed accepted pursuant to the terms hereof. If this letter is accepted or deemed accepted on or before its expiration in accordance with the preceding sentence, such commitment will nonetheless terminate at 5:00 p.m. (local time in Pittsburgh, Pennsylvania) on February 25, 2005 unless definitive Documentation, satisfactory in form and substance to Citizens, shall have been entered into and closing thereunder shall have occurred on or prior to such time.

      The parties understand and agree that Black Box, by accepting this letter, is under no obligation to consummate the financing proposed hereby.

      This letter may be executed by the parties hereof on one or more counterparts, each of which shall be an original and all of which together shall constitute one and the same agreement. No person other than Black Box and Citizens shall be entitled to the benefit hereof or to rely hereon (except for the Indemnified Parties, who shall be entitled to the benefit hereof to the extent set forth above).

      If you are in agreement with the foregoing, please sign where indicated below and return the enclosed copy of this letter, the Origination Fee Letter, and the Agent’s Fee Letter to Citizens, as Administrative Agent. Upon receipt of such copy hereof, duly signed by Black Box, the undertakings of Citizens and Black Box hereunder shall become effective to the extent and in the manner provided herein. This Commitment Letter shall be governed by the laws of the Commonwealth of Pennsylvania.

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      We welcome this opportunity to assist you in connection with this potential transaction and look forward to working with you in an attempt to accomplish its successful conclusion.

Very truly yours,

CITIZENS BANK OF PENNSYLVANIA

By: Debra McAllonis

Debra L. McAllonis
Senior Vice President

The foregoing is hereby accepted and agreed as of this 20 day of November 2004.

BLACK BOX CORPORATION OF PENNSYLVANIA

By: Michael McAndrew

Michael McAndrew
Title: CFO

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CITIZENS BANK, N.A.	BLACK BOX CORPORATION

BLACK BOX CORPORATION

U.S. $240,000,000 Senior Credit Facility

Summary of Terms and Conditions Dated: November 19, 2004

Borrower:	Black Box Corporation of Pennsylvania (“Borrower”). In addition, subject to the consent of the Lenders, the Borrower may include Subsidiaries of the Borrower to the extent that any such Subsidiaries consummate the Acquisition rather than Black Box Corporation of Pennsylvania directly.

Guarantors:	Black Box Corporation and Domestic Subsidiaries of Black Box Corporation and Black Box Corporation of Pennsylvania (to be determined and to the satisfaction of Citizens) (“Guarantors”)

Administrative Agent:	Citizens Bank of Pennsylvania (“Citizens”, in its capacity as administrative agent)

Sole Lead Arranger and Sole Book Manager	Citizens

Lenders:	A syndicate of financial institutions arranged by Citizens (the “Lenders”), which Lenders shall be reasonably satisfactory to the Borrower.

Senior Credit Facility:	$240,000,000 at any time in a revolving Senior Credit Facility (“Facility”) as outlined on the terms and conditions set forth in this Summary of Terms and Conditions.

Maturity Date:	August 31, 2008.

Availability:	The Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the Maturity Date.

Letter of Credit Sublimit:	A portion of the Facility, not in excess of $25,000,000, shall be available to the Borrower for the issuance of trade and standby letters of credit (the “Letters of Credit”) by Citizens (in such capacity the “Issuing

CITIZENS BANK, N.A.	BLACK BOX CORPORATION

Lender”) The terms and conditions are to be substantially similar to the Existing Credit Agreement (as defined below).

Swing Line Loans:	A portion of the Facility, not in excess of $15,000,000, shall be available to the Borrower for swing line loans (the “Swing Line Loans”) from Citizens (in such capacity, the “Swing Line Lender”). The Swing Line Loans shall be participated to each of the Lenders at Citizens’ discretion from time to time. Swing Line Loans shall be made from time to time on same day notice.

Use of Proceeds:	Acquisition of Norstan, Inc. (the “Acquisition”), working capital, acquisitions and for general corporate purposes.

Security:	The Facility will be unsecured. A double negative pledge on all assets will be required by Borrower, its Subsidiaries and the Guarantors.

Commitment Frees and Interest Rates:	See the attached grid.

Letter of Credit Fronting Fee:	Letters of Credit will be priced at the applicable margin per annum, payable quarterly in arrears. In addition the Borrower shall pay to the Issuing Lender for its own account a fronting fee of 12.5 bps per annum on the face amount of each Letter of Credit, payable quarterly in arrears.

Increased Costs/Change of Circumstances/Funding Loss/Indemnification:	The credit agreement will contain Citizens’ customary provisions protecting the Lenders in the event of unavailability of funding, illegality, increased costs actually incurred, capital adequacy and funding losses (including loss of margin thereon), and Citizens’ usual indemnification language which includes indemnification for the use of loan proceeds.

Representations and Warranties:	Representations and warranties customary for similar transactions and including the representations and warranties contained in the existing credit agreement between the Borrower, Citizens, as agent, and certain lenders (the “Existing Credit Agreement”).

Conditions Precedent:

CITIZENS BANK, N.A.	BLACK BOX CORPORATION

Closing:	Conditions customary for similar transaction is and including but not limited to the conditions contained in the Existing Credit Agreement and the following:

	1.	Citizens satisfactory completion of credit analysis, including but not limited to access to management as well as financial reviews (on a historical and a projected basis), environment reviews, legal reviews, site visits, customer inquiries and other due diligence, as required.

	2.	Execution and delivery of satisfactory documentation as well as execution of other ancillary documentation including, but not limited to, legal opinions from counsel to the Borrower and the Guarantors.

	3.	No event of default under any of the documentation, and representations and warranties of the Borrower shall be true and correct prior to and after closing.

	4.	Any other necessary governmental and third party notices, filings, consents, and approvals shall have been made or obtained.

	5.	Continuing satisfaction with the condition (financial, proforma financial and other), operations, assets, nature of assets, liabilities and prospects of the Borrower, the Guarantors and their Subsidiaries, including no material adverse change.

	6.	Satisfactory tax, ownership, capital, corporate organizational, and legal structure.

	7.	Satisfactory Consolidating proforma financial statements covering a period of Closing Date through maturity of the Senior Credit Facility.

	8.	No limitations on the ability of subsidiaries or affiliates to pay dividends to the Borrower, make inter-company loans to the Borrower or otherwise transfer cash to the Borrower.

	9.	Execution and delivery of a purchase agreement relative to the Acquisition that is satisfactory to Citizens and the Lenders and containing an aggregate purchase price that does not exceed $125,000,000 in total consideration.

	10.	Closing of the Acquisition shall be a condition to the effectiveness and funding of the Facility and the documentation governing the Facility.

	11.	Delivery of due diligence completed on the Acquisition in a form and substance satisfactory to Citizens

CITIZENS BANK, N.A.	BLACK BOX CORPORATION

and its counsel. Borrower will provide Citizens access to such due diligence of the Borrower sufficiently in advance of any request for funding under the Facility of the Acquisition to permit Citizens and its counsel to conduct their reasonable due diligence reviews.

12. All fees and expenses required to be paid by the Borrower on or before the closing date shall have been paid.

All Borrowings:	Conditions customary for similar transactions and including conditions contained in the Existing Credit Agreement.

Covenants:	Covenants with respect to the Borrower, the Guarantors and their subsidiaries customary for similar transactions and including but not limited to covenants contained in the Existing Credit Agreement and the following:

Net Worth:	The Borrower shall maintain a minimum net worth. The minimum net worth will be 80% of consolidated net worth at closing. Thereafter, the minimum net worth will be equal to the minimum net worth at closing plus 50% of consolidated net income (excludes foreign currency translation) for each fiscal quarter, without reduction for losses.

Fixed Charge Coverage Ratio:	The Borrower shall maintain a fixed charge coverage ratio of at least 1.25/1.0, calculated on a rolling four quarter basis. The fixed charge coverage ratio shall be defined as (EBITDA plus Rent minus CAPEX minus Taxes)/(CMLTD plus interest Expense plus Rent plus Dividends and Distributions plus 50% of Stock Repurchases. Stock repurchases occurring before 9/30/04 will be excluded from the calculation.

Leverage Ratio:	The Borrower shall maintain a leverage ratio of no greater than 2.50/1.0 from closing through March 31, 2006 and 2.25/1.0, thereafter calculated on a rolling four quarter basis. The leverage ratio shall be defined as total indebtedness/EBITDA.

Stock Repurchases:	No stock repurchases will be permitted, without the consent of the Required Lenders, which will not be unrea-

CITIZENS BANK, N.A.	BLACK BOX CORPORATION

sonably withheld, for a period of six months after the close of the Facility or at any time when leverage, after taking the stock repurchase into consideration, exceeds 1.75X.

Acquisitions:	All acquisitions require unused availability of at least $20MM under the Facility and no event of default after taking into consideration the closing of the proposed acquisition. If the proforma leverage ratio is less than 2.0X, consent of the Required Lenders will be needed for acquisitions greater than $30,000,000 in total consideration. No acquisitions will be permitted without Required Lender consent if the proforma leverage ratio is greater than 2.0X.

Other Liens, Indebtedness and Guarantees:	Substantially similar to covenants contained in the Existing Credit Agreement, with the basket to be determined.

Events of Default:	Events of default that are customary for similar transactions and including but not limited to events of default contained in the Existing Credit Agreement.

Assignments:	Assignments will be allowed only with the written consent of the Borrower and Citizens, other than to an affiliate of the assigning Lender, to another Lender or to a Federal Reserve Bank. Minimum assignments will be U.S. $5,000,000. Borrower’s consent to Assignments shall not be unreasonably withheld.

Required Lenders:	Amendments and waivers with respect to the credit documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount of the loans and unused commitments under the Facility, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) increases in the amount or extensions of the scheduled date of maturity of any loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (iv) modifications to the pro rata provisions of the credit documentation and (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications to any of the voting percentages and (ii) releases of all or substantially all of the

CITIZENS BANK, N.A.	BLACK BOX CORPORATION

Guarantors.

Expenses:	The Borrower shall pay all reasonable out-of-pocket costs and expenses (including reasonable fees and expenses of counsel for Citizens, and of other special and local counsel and other experts, if any, engaged by Citizens) incurred by Citizens in connection with the negotiation, syndication, preparation, execution and administration of any commitment letter and the documentation for the Facility. The Borrower shall also be responsible for all reasonable expenses of Citizens in connection with any amendments or waivers, and all reasonable expenses of Citizens and each Lender in connection with enforcement or preservation of rights under or in connection with the documentation for the Facility or any commitment letter.

Governing Law; Consent to Jurisdiction:	Commonwealth of Pennsylvania

CITIZENS BANK, N.A.	BLACK BOX CORPORATION

Pricing Grid

Interest Rate, Letter of Credit Fee and Commitment Fee grid for the Senior Credit Facility.

Leverage Ratio	Libor Advances and L/C Applicable Margin	Prime Advances Applicable Margin	Commitment Fee
<1.0x	75.0bps	0.0	15.0bps
1.00x but < 1.25x	87.5bps	0.0	20.0bps
1.25x but < 1.50x	100.0bps	0.0	20.0bps
1.50x but < 1.75x	112.5bps	0.0	25.0bps
1.75x but < 2.00x	125.0bps	0.0	25.0bps
>2.00x	150.0bps	0.0	30.0bps